                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 2002
                        -----------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                         to
                               -----------------------    ---------------------

Commission file Number  000-10535
                        ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                          CITIZENS BANKING CORPORATION
                          AMENDED AND RESTATED SECTION
                                   401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CITIZENS BANKING CORPORATION
                           One Citizens Banking Center
                            328 South Saginaw Street
                              Flint, Michigan 48502

                          CITIZENS BANKING CORPORATION

                               Index to Form 11-K


FINANCIAL INFORMATION
   Financial Statements and Supplemental Schedule for Citizens Banking
     Corporation's Amended And Restated Section 401(k) Plan ...............   3

SIGNATURES ..................................................................15

EXHIBIT INDEX ...............................................................16

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Citizens Banking Corporation Amended and Restated Section 401(k) Plan

December 31, 2002 and 2001 and Year ended December 31, 2002 with Report of Independent Auditors

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule


                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors..............................................1

Financial Statements

Statements of Assets Available for Benefits.................................2
Statement of Changes in Assets Available for Benefits.......................3
Notes to Financial Statements...............................................4

Supplemental Schedule


Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).............9

                         Report of Independent Auditors


Administrative Committee
Citizens Banking Corporation Amended
   and Restated Section 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in assets for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young

Detroit, Michigan
June 20, 2003

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                   Statements of Assets Available for Benefits


                                                                   DECEMBER 31
                                                             2002               2001
                                                      ------------------------------------
Assets
Investments, at fair value:
   Common stock:
     Citizens Banking Corporation                     $   34,788,747        $   53,431,089
  Mutual funds                                            66,894,718            73,211,155
  Money market account                                     8,901,205             9,602,155
  Loans to participants                                    3,358,984             3,311,436
                                                      ------------------------------------
Assets available for benefits                         $  113,943,654        $  139,555,835
                                                      ====================================



See accompanying notes.

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2002




ADDITIONS
Investments income:
   Dividends:
     Citizens Banking Corporation                          $       1,672,303
     Other                                                         2,111,082
Interest income                                                      251,461
                                                           -------------------
Total investment income                                            4,034,846

Contributions:
   Employer                                                        3,295,051
   Employee                                                        6,739,393
                                                           -------------------
                                                                  10,034,444




DEDUCTIONS
Benefit payments to participants                                 (12,890,930)
Management fees                                                      (64,683)
                                                           -------------------
                                                                 (12,955,613)

Net realized and unrealized appreciation (depreciation)
   in fair value of investments (Note 4)                         (26,725,858)
                                                           -------------------
Net decrease                                                     (25,612,181)
Assets available for benefits at beginning of year               139,555,835
                                                           -------------------
Assets available for benefits at end of year               $     113,943,654
                                                           ===================


See accompanying notes.

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


1. DESCRIPTION OF THE PLAN

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the
Plan) is a defined contribution plan which includes a 401(k) salary deferral feature. The Plan covers substantially all employees of Citizens Banking Corporation (the Corporation) and its banking subsidiaries.

Effective January 2001, the plan was amended to reduce the hours of required service to become eligible. Salaried employees are eligible for the Plan on the first business day of the calendar quarter coincident with or following their date of hire. Additionally, hourly employees are eligible for the Plan on the first business day of the month coincident with or next following the completion of ninety consecutive days of employment with the Corporation in which the employee is credited with at least 180 hours of credited service. If an hourly employee fails to be credited with at least 180 hours of credited service in the first ninety days of employment, he shall commence participation in the Plan on the first day of the month following any calendar quarter in which he is credited with at least 180 hours of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2002 and 2001, participants were able to contribute up to 50% of their annual salary, not to exceed the annual IRS limitation of the current year ($11,000 and $10,500 for 2002 and 2001, respectively). On an after-tax basis employees may contribute up to 10% of their compensation.

The Corporation will match the participant's pre-tax contribution up to 6% of the participant's compensation (includes regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay). The Corporation will match 100% on the first 3% of pre-tax salary deferral and 50% on the next 3% of pre-tax salary deferral, for a total of a 75% match on a 6% pre-tax salary deferral. In addition, a retiree medical savings account was established for each participant. One third of the employer matching contribution is automatically directed into this account. Employees may not borrow against any monies residing in this account.

Participants are immediately vested in their contributions and the Corporation's matching contributions plus actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.

On termination of service, death, disability, or retirement, the participant will elect to receive, defer, or rollover a single lump-sum amount equal to the vested value of his or her account.

All administrative expenses of the Plan are paid by the Corporation.

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Prior year amounts may have been reclassified to conform with current year presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

The participant loans are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS

During the year ended December 31, 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stock:
   Citizens Banking Corporation                      $   (11,694,874)
   Mutual funds                                          (15,030,984)
                                                     ----------------
                                                     $   (26,725,858)
                                                     ================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:



                                                                                DECEMBER 31
                                                                             2002         2001
                                                                       -------------------------------
**Citizens Banking Corporation Common Stock                              $34,788,747     $53,431,089
**Golden Oak Prime Obligation Class A                                      8,901,205       9,602,155
**Golden Oak Value Portfolio Fund                                                  *       7,215,613
**Golden Oak Diversified Growth Fund                                               *       7,097,946
Invesco Balanced Fund                                                     12,477,960      18,368,816
Janus Advisor International Retirement Class Fund                                  *       7,908,996
**Golden Oak Intermediate Income Fund                                      8,370,170               *
**Golden Oak Small Capital Value Fund                                      6,063,568               *



*Investment does not represent 5% or more of fair value of the Plan's net assets.
**Party-in-interest.

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The Plan invests certain fund assets in the Golden Oak series of mutual funds. Citizens Bank, a subsidiary of Citizens Banking Corporation, serves as the investment advisor to these funds. The mutual fund portfolios were established pursuant to the provisions of the Investment Company Act of 1940. Investments within these portfolios were made in accordance with the applicable Department of Labor rules and regulations concerning the investment of qualified plan assets into mutual funds wherein the investment advisor to the portfolio is a party-in-interest with respect to the plan.

The following is a summary of transactions (at cost) with parties-in-interest:



                            CITIZENS BANKING    GOLDEN OAK      GOLDEN OAK     GOLDEN OAK  GOLDEN OAK   GOLDEN OAK    GOLDEN OAK
                             CORP. COMMON   PRIME OBLIGATION VALUE PORTFOLIO  DIVERSIFIED  INTERMEDIATE SMALL CAPITAL INTERNATIONAL
                              STOCK             CLASS A            FUND       GROWTH FUND  INCOME FUND  FUND          EQUITY FUND
                            -------------------------------------------------------------------------------------------------------
Balance at January 1, 2002  $35,042,832    $  5,217,709      $  7,869,668      $13,660,135    $5,619,133   $ 4,769,404   $  142,651
     Purchases in 2001        6,325,323      10,920,249         2,347,801        2,179,166     2,873,695     2,793,165      332,141
  Sales in 2001              11,377,048       6,535,802         1,610,292        3,522,996     1,810,669     1,345,462       46,693
                            --------------------------------------------------------------------------------------------------------
Balance at December 31 ,     29,991,107       9,602,155         8,607,177       12,316,305     6,682,159     6,217,107      428,099
  2001
  Purchases in 2002           5,683,738       9,496,113         1,492,895        1,882,878     3,271,156     3,043,766      820,627
  Sales in 2002               8,587,276      10,053,041         2,177,726        3,881,446     2,068,765     1,827,777      386,509
Balance at December 31,     --------------------------------------------------------------------------------------------------------
   2002                     $27,087,569    $  8,901,205      $  7,922,346      $10,317,737    $7,884,550   $ 7,433,096   $  862,217
                            ========================================================================================================



4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 22, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax exempt.

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)





5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                               DECEMBER 31
                                                                          2002            2001
                                                                  ---------------------------------
Net assets available for benefits per the
   financial statements                                               $113,943,654    $139,555,835
Amounts allocated to withdrawn participants                                (59,422)       (801,374)
                                                                  ---------------------------------
Net assets available for benefits per the                             $113,884,232    $138,754,461
   Form 5500                                                      =================================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                          2002
                                                                                    ----------------

Benefits paid to participants per the financial                                     $     12,890,930
  statements
Add:  amounts allocated on Form 5500 to withdrawn                                             59,422
   withdrawn participants at December 31, 2002
Less:  amounts allocated on Form 5500 to                                                    (801,374)
   withdrawn participants at December 31, 2001                                      -----------------
Benefits paid to participants per the Form 5500                                     $     12,148,978
                                                                                    =================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                              Supplemental Schedule

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                     EIN: 38-2378932      Plan Number: 002

        Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                               December 31, 2002



                                                    DESCRIPTION OF INVESTMENT
                                                 INCLUDING   MATURITY DATE, RATE OF
        IDENTITY OF ISSUE, BORROWER,                INTEREST, COLLATERAL, PAR OR                         CURRENT
           LESSOR OR SIMILAR PARTY                      MATURITY VALUE                COST                VALUE
-----------------------------------------------------------------------------------------------------------------
Common Stock:
   *Citizens Banking Corporation                       1,425,978 Shares                             $  34,788,747
                                                                                                    -------------
Total Common Stock                                                                                     34,788,747

Mutual Funds:
   *Golden Oak Diversified Growth Fund                    776,584 Units                                 4,830,355
   *Golden Oak Intermediate Income Fund                   804,051 Units                                 8,370,170
   *Golden Oak Value Portfolio Fund                       874,515 Units                                 5,631,877
   *Golden Oak Small Capital Fund                         701,802 Units                                 6,063,568
   *Golden Oak International Equity Fund                  124,647 Units                                   725,447
   AIM Mid-Cap Equity Fund                                101,604 Units                                 2,151,981
   American Balanced Fund                                  30,479 Units                                   439,503
   American Growth Fund                                   222,535 Units                                 4,110,222
   American Washington Mutual Investors Fund               15,852 Units                                   372,691
   Berger Mid-Cap Value Fund                              176,216 Units                                 2,592,134
   Fidelity Advisor Mortgage Securities Fund              374,910 Units                                 4,217,738
   Fidelity Advisor Small Cap Fund T                       12,819 Units                                   183,699
   *Invesco Small Company Growth Fund                     502,941 Units                                 4,189,502
   *Invesco Balanced Fund                               1,040,697 Units                                12,477,960
   Janus Advisor International Retirement                 304,363 Units
     Class Fund                                                                                         5,530,271
   State Street Global Advisors S&P 500                   334,627 Units
     Index Fund                                                                                         4,855,437
   Templeton Foreign Fund                                  18,311 Units                                   152,163
                                                                                                    -------------
Total Mutual Funds                                                                                     66,894,718

Money Market Account:
   *Golden Oak Prime Obligation Class A       $8,901,205 principal amount                               8,901,205
                                                                                                    -------------
Total Money Market Account                                                                              8,901,205

*Participant Loans                             Interest rate range: 5.25% - 10.5%;
                                                with various maturity dates          $         -        3,358,984
                                                                                     ===========    -------------
                                                                                                    $ 113,943,654
                                                                                                    =============

*PARTY-IN-INTEREST.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date   June 25, 2003                    /s/Marilyn K. Allor
    --------------------                -----------------------------------
                                        Marilyn K. Allor
                                        Chairman, Pension/401(k) Administration
                                        Committee

                                         /s/Kurt A. Schulze
                                        -----------------------------------
                                        Kurt A. Schulze
                                        Secretary, Pension/401(k) Administration
                                        Committee

                                  EXHIBIT INDEX

The following documents are filed as part of this report. Exhibits not required for this report have been omitted. Citizens' Commission file number is 000-10535.

   Exhibit
     No.                             Exhibit
-----------  -------------------------------------------------------------------
    23            Consent of Independent Auditors

   99.1           Certification of Chief Executive Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

   99.2           Certification of Chief Executive Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002





                                       16